Contact

www.linkedin.com/in/bob-kirch-4767506 (LinkedIn)

Top Skills

Inventory Management
Purchasing
Budgets

Bob Kirch

CEO-Board Member-Business Strategist-Executive Management, Manufacturing & Distributions, Mergers/Acquisitions, Angel Investing
Greater Indianapolis

Summary

As Chairman of the Board at Sunrise Produce Company since 2022, I specialize in fresh food supply chain and distribution, leveraging extensive leadership and advisory experience to enhance operational efficiency and drive sustainable growth. My work emphasizes strategic oversight and collaboration to ensure seamless inventory management, budgeting, and purchasing across the organization. With over three years as a Business Advisor at Investcorp and six years as a Managing Partner, I bring deep expertise in mergers and acquisitions, product development, and executive leadership. Passionate about advancing the fresh food industry, I aim to enable impactful transformations by implementing innovative practices and solutions. My mission is to empower teams and organizations to achieve excellence in food manufacturing and distribution.

Experience

Sunrise Produce Company
Chairman of the Board
November 2022 - Present (3 years 8 months)
Fullerton, CA

Investcorp
Business Advisor
February 2022 - Present (4 years 5 months)
New York City Metropolitan Area

Kirch Equity Investments, LLC.
Managing Partner
June 2019 - Present (7 years 1 month)
Indianapolis, Indiana, United States

Preventia Group, LLC

Business Advisor
January 2020 - Present (6 years 6 months)
Indianapolis, Indiana

Heartland Ventures
Limited Partner
May 2019 - Present (7 years 2 months)
South Bend, Indiana

Iota Communications, Inc.
Limited Partner
February 2012 - Present (14 years 5 months)
New Hope, Pennsylvania

True Essence Foods
Business Advisor
June 2019 - October 2024 (5 years 5 months)
Indianapolis, Indiana Area

KESI Management
Strategic Advisor
January 2020 - January 2024 (4 years 1 month)
Indiana, United States

Caito Foods Service, Inc.
23 years 8 months

President of Caito Foods LLC., EVP of SpartanNash
January 2017 - June 2019 (2 years 6 months)
3120 North Post Road Indianapolis, In 46226

President & CEO
October 2012 - January 2017 (4 years 4 months)
Indianapolis

EVP & COO
June 2005 - September 2012 (7 years 4 months)

Sales, Procurement and Merchandising
November 1995 - June 2005 (9 years 8 months)
Indianapolis, Indiana Area

Kraft Foods Group

Sales/Account Manager
May 1995 - November 1995 (7 months)

Education

Butler University - Lacy School of Business
MBA, MBA Marketing · (1998 - 2001)

Butler University - Lacy School of Business
Business, Marketing · (1991 - 1995)